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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                                   Armco Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0000421700
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                                 (CUSIP Number)

                              Robert M. Hart, Esq.
                    Senior Vice President and General Counsel
                              Alleghany Corporation
                                 375 Park Avenue
                            New York, New York 10152
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                             Aileen C. Meehan, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-6910

                                  May 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]





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CUSIP No. 0000421700
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1.       Name of Reporting Person
         SS or IRS Identification No. of Above Person

         Alleghany Corporation
         51-0283071

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

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3.       SEC Use Only

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4.       Source of Funds (See Instructions)


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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         items 2(d) or 2(e) [ ]

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6.       Citizenship or Place of Organization

         Delaware

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Number of Shares Beneficially Owned
by Each Reporting Person With          7.   Sole Voting Power
                                                 5,073,155
                                       8.   Shared Voting Power
                                                    --
                                       9.   Sole Dispositive Power
                                                 5,073,155
                                       10.   Shared Dispositive Power
                                                     --

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         5,073,155


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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [  ]

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13.      Percent of Class Represented by Amount in Row (11)

         4.7%


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14.      Type of Reporting Person (See Instructions)

         CO


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     This Statement is filed by Alleghany Corporation ("Alleghany"), a Delaware corporation having its principal executive offices at 375 Park Avenue, New York, New York 10152, and relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Armco Inc., an Ohio corporation ("Armco"). Armco's principal executive offices are located at One Oxford Centre, 301 Grant St., Pittsburgh, PA 15219-1415. This Amendment No. 2 amends the Schedule 13D Statement filed by Alleghany on May 4, 1992, as amended by Amendment No. 1 filed by Alleghany on December 30, 1992, by furnishing the information set forth below.

Item 5.  Interest in Securities of the Issuer.

     Alleghany previously reported beneficial ownership of 5,643,554 shares of the Common Stock of Armco or approximately 5.2% of the outstanding shares of the Common Stock of Armco, as reported in Armco's Quarterly Report on Form 10-Q for the three months ended March 31, 1999 as being outstanding at March 31, 1999.

     On May 27, 1999, Alleghany effected the sale of 570,200 shares of the Common Stock of Armco on the New York Stock Exchange, as follows: 370,200 shares sold at $6.5625 per share; and 200,000 shares sold at $6.5000 per share.

     As of the close of business on May 27, 1999, Alleghany owned 5,073,155 shares of the Common Stock of Armco and, accordingly, ceases to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of Armco.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 1999


                               ALLEGHANY CORPORATION


                                By:  /s/ Peter R. Sismondo
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                                    Peter R. Sismondo
                                    Vice President, Treasurer, Controller, and
                                    Assistant Secretary